LEAD INVESTOR

William Provost

StaySafe has developed proprietary LID Seawalls, Retracting Floodwalls and Floating Foundation Systems that are designed with High Performing Concrete which provides significantly more compressive strength than traditional concrete. The timing is right with all the infrastructure repairs. StaySafe is using new technology with high performing concrete and has developed the right products that are more sustainable and has the connections to make a major impact with the ability to scale quickly.

Invested $20,000 this round

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